SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 16, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMAPNY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683 -1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JULY 28, 2016

DATE, TIME AND VENUE: July 28, 2016, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), located at Rua Costa Carvalho, 300, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05429-000.

CALL NOTICE: The Call Notice was published in the June 29 and 30, 2016 and July 1, 2016 editions of the “Diário Oficial do Estado de São Paulo” newspapers on pages 40, 39 and 38 respectively, and in the June 29 and 30, 2016 and July 1, 2016 editions of the “Valor Econômico” newspaper on pages A7, B5 and C3, respectively.

ATTENDANCE: Shareholders representing 77.53% (seventy-seven point fifty-three percent) of the capital stock attended the meeting, as per the signatures in the Shareholders’ Attendance Book.

They were also present: Jerônimo Antunes, independent member of the Board of Directors and Coordinator of the Audit Committee; Angela Beatriz Airoldi, Investor Relations Manager; Priscila Costa da Silva and John Emerson da Silva, Investor Relations Analysts; and Ieda Nigro Nunes Chereim and Celso Alves Hernandes, Legal Department attorneys.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretary: Marialve de S. Martins.

PUBLICATIONS: The Management Proposal and other relevant documents were made available to shareholders at the Company’s headquarters and on its website, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange.

AGENDA: (i) Define the number of members who will compose the Board of Directors; (ii) Elect the member of the Board of Directors for the remaining term until the 2018 Annual Shareholders’ Meeting; and (iii) Rectification of the overall compensation of members of the Board of Directors, as well as the members of the Fiscal Council related to the 2016 fiscal year, approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 29, 2016 due to the change in the number of members of the Board of Directors as provided for in item (i) above.

CLARIFICATIONS: The matter was appreciated by the State Capital Defense Council – CODEC, as per Qualified Opinion No. 092/2016 of July 25, 2016, whose voting intention was presented by the representative of the shareholder São Paulo State Finance Department.

RESOLUTIONS: The Chairman opened the discussion and submitted items of the Agenda to a vote, and the attending shareholders resolved on the following:

(i)    The approval, by a majority vote, having been counted 527,808,037 votes in favor; 708,820 votes against; and 1,434,300 abstentions, of the composition of the Board of Directors at 7 (seven) members.

(ii)   The approval, by a majority vote, having been counted 518,467,522 votes in favor; 6,972,281 votes against; and 4,511,354 abstentions, of the election as a member of the Board of Directors of Mr. Arno Meyer, Brazilian, married, economist, registered with identity card (RG) No. 57.808.914-2 SSP/SP and enrolled under individual taxpayer’s ID (CPF) No. 116.252.601-72, domiciled at Av. Rangel Pestana, nº 300, Centro, São Paulo/SP.

The member of the Board of Directors elected herein will exercise his duties in accordance with the Company’s Bylaws, with a unified term of office until the 2018 Annual Shareholders’ Meeting, pursuant to the head paragraph of article 140 of Federal Law 6,404/76, and his compensation will be established in accordance with CODEC Resolution No. 001/2007, with payment of said compensation conditioned to compliance with CODEC Resolution No. 116/2004. The Board member will also be entitled to a gratification pro rata temporis, pursuant to CODEC Resolution No. 057/2003 and article 4 of CODEC Resolution No. 001/91. The member elected herein shall take office in compliance with the requirements and procedures in the Bylaws, Brazilian Corporate Law and other applicable legal provisions, including those related to the filing of the Statement of Assets, which should comply with applicable state regulations, and the signature of the instrument of investiture, drawn up in the Company's book, the declaration of inexistence of legal impediments, as well as the Instrument of Consent, pursuant to the Listing Regulations of the Novo Mercado Segment of the São Paulo Stock Exchange. The representative of the controlling shareholder highlighted that the validity of this election is subject to compliance with all legal and statutory requirements, including those established in Article 17 of Federal Law No. 13,303/2016.

In view of the abovementioned resolutions, the Board of Directors shall be composed by the following seven members: Chairman: Benedito Pinto Ferreira Braga Junior. Board Members: Jerson Kelman, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro, Arno Meyer and Luís Eduardo Alves de Assis.

(iii)    The approval, by a majority vote, with 526,644,871 votes in favor having been counted; 1,314,833 votes against; and 1,991,453 abstentions, of the rectification of the overall compensation of members of the Board of Directors, as well as the members of the Fiscal Council related to the 2016 fiscal year, approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 29, 2016 in the amount of R$5,002,206.02 (five million, two thousand, two hundred and six reais and two centavos), to the rectified amount of such overall compensation for the 2016 fiscal year  to R$5,042,356.52 (five million, forty-two thousand, three hundred and fifty-six reais and fifty-two centavos), considering the current number of members of the management, the Fiscal Board and the Audit Committee.

The drawing up of these minutes in summary format and their publication with the omission of the attending shareholders’ signatures. pursuant to Article 130, Paragraphs 1 and 2 of Law 6,404/76, was unanimously approved.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Extraordinary Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretary and the attending shareholders, who constituted the necessary quorum for the resolutions taken.

DOCUMENTS FILED. The voting records of the shareholders were duly initialed by the Secretary and  filed at the Company’s headquarters.

São Paulo, July 28, 2016.

Presiding Board:

JERÔNIMO ANTUNES
Chairman
MARIALVE S. MARTINS Secretary
Attending Shareholders

CAMILA ROCHA CUNHA VIANA (representing the shareholder São Paulo State Finance Department)	RAPHAEL RODRIGUES CARVALHO (representing the shareholder The Bank Of New York Mellon ADR Department)

DANIEL ALVES FERREIRA (representing the shareholders, BANCO BNP PARIBAS BRASIL S.A.) CC&L Q EMERGING MARKETS EQUITY FUND	DANIEL ALVES FERREIRA (representing the shareholders, Itaú Unibanco S.A.) AMUNDI FUNDS PINEHURST PARTNERS, L.P.

DANIEL ALVES FERREIRA

(representing the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

BAPTIST HEALTH SOUTH FLORIDA, INC.

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS TOBACCO COMPANY DEFINED BENEFIT MASTER TRUST

CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND

FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND

FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

MISSOURI EDUCATION PENSION TRUST

NATIONWIDE BAILARD INTERNATIONAL EQUITIES FUND

NEW YORK STATE COMMON RETIREMENT FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

SBC MASTER PENSION TRUST

TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

UNIVERSITIES SUPERANNUATION SCHEME LTD

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

VANTAGEPOINT INTERNATIONAL FUND

DANIEL ALVES FERREIRA

(representing the shareholders, HSBC CTVM S.A.)

BEST INVESTMENT CORPORATION

FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

HSBC AS DEPOSITARY FOR AXA DISTRIBUTION INVESTMENT ICVC AXA GLOBAL DISTRIBUTION FUND

DANIEL ALVES FERREIRA (representing the shareholders, Citibank N.A)

ACADIAN EMERGING MARKETS EQUITY FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC

ADVANCED SERIES TRUST - AST FI PYRAMIS QUANTITATIVE PORTFOLIO

ADVISORS' INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

ARIZONA PSPRS TRUST

ARKANSAS TEACHER RETIREMENT SYSTEM

ARROWSTREET US GROUP TRUST

ASCENSION HEALTH MASTER PENSION TRUST

AT&T UNION WELFARE BENEFIT TRUST

AXA ROSENBERG EQUITY ALPHA TRUST

BELL ATLANTIC MASTER TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

BRUNEI INVESTMENT AGENCY

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CC&L Q 140/40 FUND

CC&L Q GLOBAL EQUITY FUND

CC&L Q GROUP GLOBAL EQUITY FUND

CELANESE AMERICAS RETIREMENT PENSION PLAN

CF DV EMERGING MARKETS STOCK INDEX FUND

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

COLLEGE RETIREMENT EQUITIES FUND

COLONIAL FIRST STATE WHOLESALE GLOBAL LISTED INFRASTRUCTURE SECURITIES FUND

COLORADO PUBLIC EMPLOYEES RETIREMENT ASSOCIATION

COMMONWEALTH GLOBAL LISTED INFRASTRUCTURE FUND 4

COMMONWEALTH SUPERANNUATION CORPORATION

DESJARDINS GLOBAL INFRASTRUCTURE FUND

DETROIT EDISON QUALIFIED NUCLEAR DECOMMISSIONING TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF

DGIA EMERGING MARKETS EQUITY FUND L.P.

DIGNITY HEALTH RETIREMENT PLAN TRUST

DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND

DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST

DTE VEBA MASTER TRUST

DUNHAM INTERNATIONAL STOCK FUND

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS

EMPLOYEES' RETIREMENT SYSTEM OF THE STATE OF HAWAII

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN TOTAL INTERNATIONAL INDEX FUND

FIREMEN'S ANNUITY AND BENEFIT FUND OF CHICAGO

FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FLORIDA RETIREMENT SYSTEM TRUST FUND

FUTURE FUND BOARD OF GUARDIANS

GARD COMMON CONTRACTUAL FUND

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GMAM GROUP PENSION TRUST II

GMAM GROUP PENSION TRUST III

GMAM INVESTMENT FUNDS TRUST

HARTFORD EMERGING MARKETS EQUITY FUND

HARTFORD LONG/SHORT GLOBAL EQUITY FUND

IBM 401(K) PLUS PLAN

IBM DIVERSIFIED GLOBAL EQUITY FUND

ILLINOIS MUNICIPAL RETIREMENT FUND

ILLINOIS STATE BOARD OF INVESTMENT

IMPERIAL EMERGING ECONOMIES POOL

INTECH EMERGING MARKETS MANAGED VOLATILITY FUND

INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC

INTERNATIONAL PAPER COMPANY COMMINGLED INVESTMENT GROUP TRUST

ISHARES III PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

IVY EMERGING MARKETS EQUITY FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

KAISER PERMANENTE GROUP TRUST

LACM EMERGING MARKETS FUND L.P.

LACM EMII, L.P.

LACM GLOBAL EQUITY FUND L.P.

LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO

LAZARD INTERNATIONAL STRATEGIC EQUITY PORTFOLIO

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF

LEGG MASON GLOBAL FUNDS PLC

LELAND STANFORD JUNIOR UNIVERSITY

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A

MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES B

MERCER QIF FUND PLC

MGI FUNDS PLC

MINISTRY OF STRATEGY AND FINANCE

MONTANA BOARD OF INVESTMENTS

MOUNT WILSON GLOBAL FUND L.P.

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

NAV CANADA PENSION PLAN

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NORGES BANK

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

NORTHERN TRUST INVESTMENT FUNDS PLC

NOVA SCOTIA PUBLIC SERVICE SUPERANNUATION FUND

NOVA SCOTIA TEACHERS PENSION FUND

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING

NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST

OCEANROCK INTERNATIONAL EQUITY FUND

ONTARIO POWER GENERATION INC. PENSION PLAN

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

PARAMETRIC EMERGING MARKETS CORE FUND

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY CURRENCY HEDGED FUND

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES GLOBAL WATER PORTFOLIO

POWERSHARES S&P EMERGING MARKETS MOMENTUM PORTFOLIO

PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND

PRINCIPAL FUNDS, INC. - GLOBAL OPPORTUNITIES EQUITY HEDGED FUND

PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND

PRINCIPAL GLOBAL INVESTORS FUNDS

PRINCIPAL LIFE INSURANCE COMPANY

PRINCIPAL VARIABLE CONTRACTS FUNDS INC - INTERNATIONAL EMERGING MARKETS ACCOUNT

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRUDENTIAL WORLD FUND, INC. - PRUDENTIAL JENNISON EMERGING MARKETS EQUITY FUND

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

PYRAMIS SELECT EMERGING MARKETS EQUITY FUND LP

PZENA EMERGING MARKETS FOCUSED VALUE FUND

PZENA EMERGING MARKETS VALUE FUND

PZENA VALUE GROUP TRUST

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

RAYTHEON COMPANY MASTER TRUST

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS

SPDR S&P EMERGING MARKETS ETF

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND

STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCED EMERGING MARKETS EQUITY FUND

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND

STATE UNIVERSITY RETIREMENT SYSTEM

STICHTING PGGM DEPOSITARY

SUNSUPER SUPERANNUATION FUND

TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE ARCHDIOCESE OF HARTFORD INVESTMENT TRUST

THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS

THE GE UK PENSION COMMON INVESTMENT FUND

THE GOVERNMENT OF THE PROVINCE OF ALBERTA

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND

THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE

THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE TRUSTEES OF SAINT PATRICK'S CATHEDRAL IN THE CITY OF NEW YORK

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TIME WARNER CABLE PENSION PLAN MASTER TRUST

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND

TWO ROADS SHARED TRUST - CONDUCTOR GLOBAL EQUITY VALUE FUND

UAW RETIREE MEDICAL BENEFITS TRUST

UAW RETIREE MEDICAL BENEFITS TRUST

UAW RETIREE MEDICAL BENEFITS TRUST

UPS GROUP TRUST

UTAH STATE RETIREMENT SYSTEMS

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD GLOBAL EQUITY FUND, A SERIES OF VANGUARD HORIZON FUNDS

VANGUARD INTERNATIONAL VALUE FUND

VANGUARD INVESTMENT SERIES PLC

VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD GLOBAL EMERGING MARKETS FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VIRGINIA RETIREMENT SYSTEM

VKF INVESTMENTS LTD

VOYA EMERGING MARKETS INDEX PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA)

WISDOMTREE GLOBAL EX-US UTILITIES FUND

WSIB INVESTMENT (PUBLIC EQUITIES) POOLED FUND TRUST

XEROX CORPORATION RETIREMENT & SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 16, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.